                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934
                  For the fiscal year ended December 31, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

              For the transition period from _______ to _________

                         Commission file number 1-2116

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES'RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)

                       ARMSTRONG WORLD INDUSTRIES, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                      Page No.
                                                                      --------
Item 1. Independent Auditors' Report                                         4
        ----------------------------

Item 2. Statements of Net Assets Available for Benefits
        -----------------------------------------------
              December 31, 1999 and 1998                                     5

Item 3. Statements of Changes in Net Assets Available for Benefits
        ----------------------------------------------------------
              Years ended December 31, 1999 and 1998                         6

Notes to Financial Statements                                             7-13

Schedule of Assets Held for Investment Purposes                             14

Exhibits                                                                    15
--------
        Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              HARTCO FLOORING COMPANY BARGAINING
                              EMPLOYEES' RETIREMENT SAVINGS PLAN

June 26, 2000                 By: /s/ Jennifer E. Wisdom
                              ----------------------------
                              Jennifer E. Wisdom  Vice President Human Resources

                         Independent Auditors' Report


To the Retirement Committee of the
 Hartco Flooring Company
 Bargaining Employees' Retirement Savings Plan:



We have audited the accompanying statements of net assets available for benefits of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly started in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Dallas, Texas
June 16, 2000

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available For Benefits

                          December 31, 1999 and 1998


                                                                   1999               1998
                                                              ---------------    ---------------
Assets:
    Investments, at fair value (note 5):
       Armstrong Holdings, Inc. common stock               $          16,077    $            --
       Fidelity Magellan Fund                                        386,145            204,974
       Fidelity Equity Income Fund                                 1,127,827          1,014,315
       Fidelity Intermediate Bond Fund                             1,922,404          2,147,731
       Fidelity Overseas Fund                                        131,200             74,403
       Fidelity Asset Manager Fund                                   171,386             94,429
       Fidelity Retirement Money Market Fund                         431,866            302,944
       Participant loans                                             385,805            271,590
                                                              ---------------    ---------------

                   Total investments                               4,572,710          4,110,386

    Receivables (note 2):
       Employer contributions                                             --                400
       Employee contributions                                          2,342                816
       Participant loans                                                  --                295
                                                              ---------------    ---------------

                   Total receivables                                   2,342              1,511
                                                              ---------------    ---------------

                   Total assets                                    4,575,052          4,111,897
                                                              ---------------    ---------------

Net assets available for benefits                          $       4,575,052    $     4,111,897
                                                              ===============    ===============

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                        1999              1998
                                                                    --------------   ---------------
Additions to net assets attributed to:
    Investment income:
       Interest and dividend income                              $        325,826   $       244,305
       Net appreciation (depreciation) in fair value of
          investments (note 5)                                            (81,276)          101,186
                                                                    --------------   ---------------

                   Net investment income                                  244,550           345,491

    Contributions:
       Participant (note 2)                                               292,904           276,166
       Employer (note 2)                                                  134,274           127,488
       Rollovers (note 3)                                                   1,198             9,132
                                                                    --------------   ---------------
                   Total contributions                                    428,376           412,786
                                                                    --------------   ---------------
                   Total additions                                        672,926           758,277
                                                                    --------------   ---------------

Deductions from net assets attributed to benefits
    paid to participants (notes 2 and 3)                                 (209,771)         (281,313)
                                                                    --------------   ---------------
                   Net increase                                           463,155           476,964

Net assets available for benefits at beginning of year                  4,111,897         3,634,933
                                                                    --------------   ---------------
Net assets available for benefits at end of year                 $      4,575,052   $     4,111,897
                                                                    ==============   ===============

See accompanying notes to financial statements.

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(1)    General Information

       The Hartco Flooring Company Bargaining Employees' Retirement Savings Plan (the Plan) was established on January 1, 1985. On June 28, 1996, Triangle Pacific Corp. (the Company or Plan Administrator) acquired all of the stock of Hartco Flooring Company from Premark International, Inc. The Company assumed responsibility for administering and sponsoring the Plan effective June 30, 1996, and to continue the Plan without interruption by amending and restating the Plan in its entirety effective June 28, 1996, to change the sponsoring employer.

(2)    Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan documents for more detailed information.

       (a)    General

              The Plan is a defined contribution plan which provides retirement benefits to employees of Hartco Flooring Company, a division of Triangle Pacific Corp., who are members of a collective bargaining agreement and whose customary employment is for at least 1,000 hours during a 12 month period. Employees are eligible to participate in the Plan on the first day of the month coincident with or following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year participate in the Plan on the first day of the month coincident with or following the 12 month period after their employment or any plan year thereafter, provided 1,000 hours of service is completed during this time period. However, employees must not be active participants in any other defined contribution plan to which the Company or any subsidiary contributes on their behalf. The Plan is administered by Triangle Pacific Corp. and advised by the retirement committee appointed by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions

              Participants are permitted to contribute from 1% to 16% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. The Company will provide a 50% match of active participant's contributions, up to 6% of the participant's eligible compensation.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, Plan earnings, and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

       (d)    Vesting

              Participants are fully vested in the current value of their own contributions and earnings thereon, and become fully vested in Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                                  Years of                      Vested
                              Vesting Service                 Percentage
                           -----------------------        -------------------

                                Less than 1                       0%
                             1 but less than 2                    20
                             2 but less than 3                    40
                             3 but less than 4                    60
                             4 but less than 5                    80
                                 5 or more                       100

              Participants who are age 65 or over or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account.

       (e)    Investment Options

              Elective and nondeductible contributions may be invested in guaranteed income funds, fixed income funds, equity funds or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions follow:

                  . Armstrong Holdings, Inc. - Effective April 1, 1999, the Plan was amended to include Armstrong Holdings, Inc. common stock as one of the investment options. Armstrong Holdings, Inc. (formerly Armstrong World Industries, Inc.) is the parent company of Triangle Pacific Corp. (see note
                      6). Armstrong is publicly traded on the New York Stock Exchange.

                  . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks or both.

                  . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking moderate income levels by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                  . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/ Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

                  . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

                  . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long-term. The fund pursues this goal with diversified investments of stocks, bonds and short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

                  . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short- term securities. These securities may include, but are not limited to, high-quality short-term U.S. dollar denominated money market securities, domestic and foreign issuers.

       (f)    Participant Loans

              Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate for 1999 was 9.25%.

       (g)    Payment of Benefits

              On termination of service due to death, disability or retirement, a participant may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan administrator that the withdrawal is required to meet an immediate and heavy financial need.

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

       (h)    Forfeitures

              Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($3,691 and $849 in 1999 and 1998, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

(3)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)    Administration Expenses

              In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 1999 and 1998, all significant expenses were paid by the Company ($19,071 in 1999 and $17,647 in 1998, respectively).

       (d)    Payment of Benefits

              Benefits are recorded when distributed.

       (e)    Rollover Contributions

              Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

       (f)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(4)    Units

       Participant accounts are assigned investment fund units/shares. The net asset value per unit/shares by fund/account for the 1999 and 1998 calendar quarters ended are as follows:

                                                 1999 Quarters Ended                             Units at
                           ----------------------------------------------------------------
                                                                                               December 31,
                             March 31       June 30       September 30       December 31           1999
                           -------------  ------------   ----------------  ----------------  -----------------
Armstrong Holdings,
    Inc. common
    stock               $         45.19   $     57.81     $       44.94     $      33.37               482
Fidelity Magellan
    Fund                         129.75        129.77            122.02           136.63             2,826
Fidelity Equity
    Income Fund                   55.92         61.63             56.03            53.48            21,089
Fidelity Intermediate
    Bond Fund                     10.16          9.96              9.88             9.76           196,968
 Fidelity Overseas
    Fund                          36.99         38.88             41.11            48.01             2,733
 Fidelity Asset
    Manager Fund                  17.54         18.08             17.28            18.38             9,325
 Fidelity Retirement               1.00          1.00              1.00             1.00           431,866
    Money Market
    Fund

                                                 1998 Quarters Ended                             Units at
                           ----------------------------------------------------------------
                                                                                               December 31,
                             March 31       June 30       September 30       December 31           1998
                           -------------  ------------   ----------------  ----------------  -----------------
Fidelity Magellan
    Fund                $        108.81   $    109.63     $       97.52     $     120.82             1,697
Fidelity Equity
    Income Fund                   57.51         57.20             49.60            55.55            18,260
Fidelity Intermediate
    Bond Fund                     10.17         10.20             10.40            10.27           209,127
 Fidelity Overseas
    Fund                          37.09         37.70             31.14            35.98             2,068
 Fidelity Asset
    Manager Fund                  19.59         19.54             18.24            17.39             5,430
 Fidelity Retirement               1.00          1.00              1.00             1.00           302,944
    Money Market
    Fund

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(5)    Investments

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

       The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 1999 and 1998:

                                                                              December 31,
                                                                   ------------------------------------
                                                                         1999               1998
                                                                   -----------------  -----------------
                Fidelity Magellan Fund                          $           386,145   $        204,974
                Fidelity Equity Income Fund                               1,127,827          1,014,315
                Fidelity Intermediate Bond Fund                           1,922,404          2,147,731
                Fidelity Retirement Money Market Fund                       431,866            302,944
                Participant loans                                           385,805            271,590
                Other - less than 5%                                        318,663            168,832
                                                                   -----------------  -----------------

                              Total investments                 $         4,572,710   $      4,110,386
                                                                   =================  =================

       During 1999 and 1998, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                                          1999               1998
                                                                     ---------------    ---------------
                Armstrong Holdings, Inc. common stock             $          (8,940)    $           --
                Fidelity Magellan Fund                                       36,870             27,259
                Fidelity Equity Income Fund                                 (43,645)            55,786
                Fidelity Intermediate Bond Fund                            (103,281)            14,073
                Fidelity Overseas Fund                                       30,165              6,861
                Fidelity Asset Manager Fund                                   7,555             (3,542)
                Triangle Pacific Corp. Common Stock                              --                749
                                                                     ---------------    ---------------
                              Net appreciation (depreciation)
                                in fair value of investments      $         (81,276)    $      101,186
                                                                     ===============    ===============

                                                                     (Continued)

                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

       The components of investment income for the years ended December 31, 1999 and 1998 are as follows:

                                                                     1999               1998
                                                               -----------------  -----------------
        Investment income:
            Interest and dividend income                     $          325,826   $        244,305
            Net appreciation (depreciation)
              in fair value of investments                              (81,276)           101,186
                                                               -----------------  -----------------
                                                             $          244,550   $        345,491
                                                               =================  =================

(6)    Acquisition

       On July 22, 1998, Triangle Pacific Corp. was acquired by Armstrong
       World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Triangle Pacific Corp. intends to continue providing retirement benefits through the Company's defined contribution plans.

(7)    Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated November 26, 1997, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)    Plan Termination

       Although it has not expressed intent to do so, the Company has the right to discontinue its contribution at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(9)    Related-party Transactions

       Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Triangle Pacific Corp. is a wholly owned subsidiary of Armstrong Holdings, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

                                                                      Schedule 1


                            HARTCO FLOORING COMPANY
                 BARGAINING EMPLOYEES' RETIREMENT SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                       at end of year December 31, 1999

                                                                                                    Current
           Identity of issuer                             Description of investment                  value
-----------------------------------------   -------------------------------------------------   ---------------
Armstrong Holdings, Inc.*                   Common stock                                      $         16,077

Fidelity Investments*                       Fidelity Magellan Fund                                     386,145

Fidelity Investments*                       Fidelity Equity Income Fund                              1,127,827

Fidelity Investments*                       Fidelity Intermediate Bond Fund                          1,922,404

Fidelity Investments*                       Fidelity Overseas Fund                                     131,200

Fidelity Investments*                       Fidelity Asset Manager Fund                                171,386

Fidelity Investments*                       Fidelity Retirement Money Market Fund                      431,866

Participant Loans*                          Loans to participants                                      385,805
                                                                                                ---------------
                                                 Total investments                            $      4,572,710
                                                                                                ===============

* Party-in-interest.

See accompanying independent auditors' report.